[Letterhead]

COMMUNITY FINANCIAL SHARES, INC.

Offer to Purchase for Cash Up To

200,000 Shares of Its Common Stock

August 14, 2007

Dear Stockholder:

We are pleased to announce our offer to purchase shares of our common stock, (the “Shares”), from you at the purchase price of $26.00 per Share. Our board of directors has approved a repurchase of up to 200,000 Shares, or approximately 15% of our 1,375,278 outstanding Shares, directly from our stockholders. No standard brokerage fees or commissions will be charged to you if you tender your Shares. We are making this offer because we believe that, given the current market value of Shares, the purchase is an attractive opportunity for Community Financial to increase shareholder value. Additionally, we believe that this offer is beneficial to our stockholders because it will provide liquidity by giving stockholders an opportunity to sell all or a part of their investment in us on potentially more favorable terms than would otherwise be the case. A copy of the Offer to Purchase (white booklet), which outlines the terms of this offer, is enclosed with this letter and we urge you to read it carefully.

If you own fewer than 100 Shares and tender all of your Shares, you will receive priority and have all of your Shares purchased even if more than 200,000 Shares are tendered.

The offer, and the procedures you must follow if you want to tender your Shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents.

We encourage you to read carefully the Offer to Purchase, Letter of Transmittal, and related documents. Neither Community Financial nor our board of directors makes any recommendation to any stockholder whether or not to tender any shares, or at what price shares should be tendered. We are not aware of any director or executive officer who intends to tender any of his or her shares in this offer. However, directors and executive officers are not prohibited from tendering some or all of their shares in this offer.

To assist us with this offer, we have engaged Howe Barnes Hoefer & Arnett, Inc. to serve as the Dealer Manager and Information Agent. Representatives from this firm may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the Dealer Manager/Information Agent toll free at (800) 800-4693 or our investor relations department at (630) 545-4341.

Please note that the offer is scheduled to expire at 5:00 p.m., Central time, on September 28, 2007, unless extended by Community Financial. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,	Sincerely,

Donald H. Fischer Chairman of the Board	Scott W. Hamer President and Chief Executive Officer